[LOGO]  Titan Pharmaceuticals Inc.

Exhibit 20.1

Company:                          Investors:                  Media:

Louis R. Bucalo, M.D.             Wendi B. Green            Sarah O'Connell
Chairman, CEO & President         Account Executive         Account Executive
Titan Pharmaceuticals, Inc.       Ruder Finn, Inc.          Ruder Finn, Inc.
Tel: 650-244-4990                 Tel: 212-593-6374         Tel: 212-583-2722

FOR IMMEDIATE RELEASE

                  TITAN ANNOUNCES $41 MILLION PRIVATE PLACEMENT

            South San Francisco, CA- February 25, 2000 - Titan Pharmaceuticals, Inc. (AMEX: TTP) today announced that it has entered into definitive purchase agreements for the sale of 1.2 million shares of newly issued common stock to selected institutional investors for $41.4 million. The purchase price is $34.50 per share. Following completion of this private placement, the Company will have approximately 24.1 million shares outstanding. The Company expects to file a registration statement on Form S-3 within 30 days after closing of the transaction for purposes of registering the shares of common stock issued in the private placement.

            Titan stated that it expects to use the net proceeds of the offering for working capital and general corporate purposes. Proceeds may also be used to license or acquire additional therapeutic product opportunities.

            This press release does not constitute an offer to sell or the solicitation of an offer to buy any security. The shares have not been registered under the Securities Act of 1933 or applicable state securities laws and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or an applicable exemption from the registration requirements.

            Titan Pharmaceuticals, Inc. is a biopharmaceutical company developing proprietary therapeutics for the treatment of central nervous system disorders, cancer, and other serious and life threatening diseases.

The press release may contain "forward-looking statements"within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements include, but are not limited to, any statements relating to the Company's development program and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company's drug candidates, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug candidates that could slow or prevent product markets, the uncertainty of patent protection for the Company's intellectual property or trade secrets and the Company's ability to obtain additional financing if necessary. Such statements are based on management's current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.

                                      # # #


                                       5